SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 26)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Landon T. Clay

Thomas M. Clay

Brian James

Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016

Richard T. Clay

c/o East Hill Management Company, LLC

70 Main Street, Suite 300

Peterborough, NH 03458

United States of America

(603) 371-9032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,915,221 shares of Common Stock
	8	SHARED VOTING POWER 25,817,165 shares of Common Stock(1)
	9	SOLE DISPOSITIVE POWER 6,915,221 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 25,817,165 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 32,732,386 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes (i) 10,740,600 shares of common stock of Golden Queen Mining Co. Ltd. (the “Company”) that are issuable upon exercise of outstanding, currently exercisable warrants of the Company owned of record by the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009 (the “LTC 2009 Trust”), (ii) 2,759,400 shares of common stock of the Company that are issuable upon exercise of outstanding, currently exercisable warrants of the Company owned of record by the Clay Family 2009 Irrevocable Trust dated April 14, 2009 (the “CF 2009 Trust” and, together with the LTC 2009 Trust, the “2009 Trusts”), and (iii) 1,372,734 shares of common stock of the Company as to which Mr. Landon T. Clay disclaims beneficial ownership. Landon T. Clay is the donor of the LTC 2009 Trust and the CF 2009 Trust and has the right to substitute property of equivalent value for the shares of common stock held by the LTC 2009 Trust and the CF 2009 Trust.

(2) Based on 124,548,683 shares of common stock of the Company outstanding, calculated as follows: 111,048,683 shares of common stock of the Company as of November 9, 2016, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2016, and 13,500,000 shares of common stock issuable upon exercise of outstanding, currently exercisable warrants owned of record by the LTC 2009 Trust and the CF 2009 Trust.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSON Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,913,650 shares of Common Stock
	8	SHARED VOTING POWER 24,470,545 shares of Common Stock(3)
	9	SOLE DISPOSITIVE POWER 1,913,650 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 24,470,575 shares of Common Stock (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 26,384,195 shares of Common Stock (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2(4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(3) Includes (i) 10,740,600 shares of common stock of the Company that are issuable upon exercise of outstanding, currently exercisable warrants of the Company owned of record by the LTC 2009 Trust, of which Mr. Thomas M. Clay is a trustee, and (ii) 2,759,400 shares of common stock of the Company that are issuable upon exercise of outstanding, currently exercisable warrants of the Company owned of record by the CF 2009 Trust, of which Mr. Thomas M. Clay is a trustee.

(4) Based on 124,548,683 shares of common stock of the Company outstanding, calculated as follows: 111,048,683 shares of common stock of the Company as of November 9, 2016, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 9, 2016, and 13,500,000 shares of common stock issuable upon exercise of outstanding, currently exercisable warrants owned of record by the LTC 2009 Trust and the CF 2009 Trust.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSON Brian James
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 15,651,519 shares of Common Stock (5)
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 15,651,519 shares of Common Stock (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 15,651,519 shares of Common Stock (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%(6)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(5) Includes (i) 10,740,600 shares of common stock of the Company that are issuable upon exercise of outstanding, currently exercisable warrants of the Company owned of record by the LTC 2009 Trust, of which Mr. Brian James is a trustee, and (ii) 2,759,400 shares of common stock of the Company that are issuable upon exercise of outstanding, currently exercisable warrants of the Company owned of record by the CF 2009 Trust, of which Mr. Brian James is a trustee. Mr. Brian James disclaims beneficial ownership of these shares of Common Stock.

(6) Based on 124,548,683 shares of common stock of the Company outstanding, calculated as follows: 111,048,683 shares of common stock of the Company as of November 9, 2016, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 9, 2016, and 13,500,000 shares of common stock issuable upon exercise of outstanding, currently exercisable warrants owned of record by the LTC 2009 Trust and the CF 2009 Trust.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2009 Irrevocable Trust u/a March 6, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,740,600 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 10,740,600 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,740,600 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(7)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(7) Based on 121,789,283 shares of common stock of the Company outstanding, calculated as follows: 111,048,683 shares of common stock of the Company as of November 9, 2016, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 9, 2016, and 10,740,600 shares of common stock issuable upon exercise of outstanding, currently exercisable warrants owned of record by the LTC 2009 Trust.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,163,295 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 10,163,295 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,163,295 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%(8)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(8) Based on 111,048,683 shares of the Company outstanding as of November 9, 2016, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 9, 2016.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 14 Pages

NAMES OF REPORTING PERSON Richard T. Clay
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
SEC USE ONLY
SOURCE OF FUNDS (See Instructions) OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,505,678 shares of Common Stock
	8	SHARED VOTING POWER 14,307,250 shares of Common Stock(9)
	9	SOLE DISPOSITIVE POWER 1,505,678 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 14,307,250 shares of Common Stock(9)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 15,812,928 shares of Common Stock(9)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%(10)
TYPE OF REPORTING PERSON (See Instructions) IN

(9) Includes (i) 10,740,600 shares of common stock of the Company that are issuable upon exercise of outstanding, currently exercisable warrants of the Company owned of record by the LTC 2009 Trust, of which Mr. Richard Clay is a trustee, and (ii) 2,759,400 shares of common stock of the Company that are issuable upon exercise of outstanding, currently exercisable warrants of the Company owned of record by the CF 2009 Trust, of which Mr. Richard Clay is a trustee.

(10) Based on 124,548,683 shares of common stock of the Company outstanding, calculated as follows: 111,048,683 shares of common stock of the Company as of November 9, 2016, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 9, 2016, and 13,500,000 shares of common stock issuable upon exercise of outstanding, currently exercisable warrants owned of record by the LTC 2009 Trust and the CF 2009 Trust.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 8 of 14 Pages

This Amendment No. 25 to Schedule 13D (this “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on June 2, 2006 by Landon T. Clay, as amended by a Schedule 13D/A filed on February 2, 2010 by Landon T. Clay and Thomas M. Clay, as amended by a Schedule 13D/A filed on April 16, 2010, as amended by a Schedule 13D/A filed on June 16, 2010, as amended by a Schedule 13D/A filed on February 10, 2011, as amended by a Schedule 13D/A filed on April 12, 2011, as amended by a Schedule 13D/A filed on October 14, 2011, as amended by a Schedule 13D/A filed on February 9, 2012, as amended by a Schedule 13D/A filed on April 25, 2012 by Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2006 (the “LTC 2009 Trust”), as amended by a Schedule 13D/A filed on July 16, 2012, as amended by a Schedule 13D/A filed on October 26, 2012, as amended by a Schedule 13D/A filed on February 21, 2013, as amended by a Schedule 13D/A filed on March 27, 2013, as amended by a Schedule 13D/A filed on May 2, 2013, as amended by a Schedule 13D/A filed on July 30, 2013, as amended by a Schedule 13D/A filed on July 31, 2013, as amended by a Schedule 13D/A filed on December 10, 2013, as amended by a Schedule 13D/A filed on March 26, 2014, as amended by a Schedule 13D/A filed on June 18, 2014, as amended by a Schedule 13D/A filed on July 25, 2014, as amended by a Schedule 13D/A filed on January 15, 2015, as amended by a Schedule 13D/A filed on August 13, 2015, as amended by a Schedule 13D/A filed on December 31, 2015 by Landon T. Clay, Thomas M. Clay, the LTC 2009 Trust and Brian James, as amended by a Schedule 13D/A filed on January 27, 2016 by Landon T. Clay, Thomas M. Clay, the LTC 2009 Trust, Brian James and the Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016 (the “2016-2 GRAT”), as amended by a Schedule 13D/A filed on August 4, 2016, and as amended by a Schedule 13D/A filed on December 2, 2016 by Landon T. Clay, Thomas M. Clay, the LTC 2009 Trust, 2016-2 GRAT, Brian James and Richard T. Clay. This Amendment is being filed to update the beneficial holdings of each of the undersigned following the transfer of 6,884,444 shares of common stock of Golden Queen from the 2016-2 GRAT to Landon T. Clay in satisfaction of the annuity payment required by the terms of the 2016-2 GRAT. Landon T. Clay, Thomas M. Clay, Brian James, the LTC 2009 Trust, the 2016-2 GRAT and Richard T. Clay are hereinafter referred to as the “Reporting Persons”.

Item 1. Security and Issuer.

This Amendment relates to the common stock of Golden Queen (the “Common Stock”). The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. IdentiTy and Background.

There have been no material changes to the information previously reported under Item 2 in the Schedule 13D with respect to the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons acquired the shares of Common Stock by purchase through their personal assets or by gift or as otherwise described below.

Landon T. Clay

Landon T. Clay acquired his shares of Common Stock by purchases through his personal assets, by gifts, through private placements, through the exercise of warrants, through the conversion of notes and as part of a partnership distribution from a limited partnership of which Landon T. Clay was a limited partner.

Landon T. Clay is the donor of each of the 2009 Trusts and has the right to substitute property of equivalent value for shares of Common Stock held by each of the 2009 Trusts.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 9 of 14 Pages

Thomas M. Clay

Between 1997 and 2013, Thomas M. Clay received an aggregate of 1,505,680 shares of Common Stock through various gifts from family trusts and family members and through a distribution from a mutual fund.

On January 28, 2009, Thomas M. Clay was granted options to purchase an aggregate of 300,000 shares of Common Stock at an exercise price of $0.26 CAD per share (the “2009 Options”). On October 28, 2013, Thomas M. Clay exercised the 2009 Options in full.

On September 8, 2015, Thomas M. Clay was granted options to purchase an aggregate of 107,250 shares of Common Stock at an exercise price of $0.58 CAD per share (the “2015 Options”). The 2015 Options are exercisable at any time and will expire on September 8, 2020.

On November 30, 2016, Thomas M. Clay was granted options to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $0.66 USD per share (the “2016 Options”). The 2016 Options will vest in equal one-third installments on the first, second and third anniversaries of the date of grant, with regular acceleration provisions upon a change of control. The 2016 Options will expire on November 30, 2021.

Thomas M. Clay may be deemed to beneficially own the 10,163,295 shares of Common Stock owned by the 2016-2 GRAT (the “GRAT Shares”), but he disclaims beneficial ownership of the GRAT Shares.

Thomas M. Clay is a trustee of, and has a remainder beneficial interest in the assets held by each of, the 2009 Trusts.

Richard T. Clay

Between 1997 and 2013, Richard T. Clay received an aggregate of 1,505,678 shares of Common Stock through various gifts from family trusts and family members.

Richard T. Clay is a trustee of, and has a remainder beneficial interest in the assets held by each of, the 2009 Trusts.

Brian James

On December 18, 2015, Brian James was appointed as a trustee of each 2009 Trust. Brian James is also a trustee of the Monadnock Charitable Annuity Lead Trust dated May 31, 1996 (the “Monadnock Trust”). Through his appointment as a trustee of the 2009 Trusts and the Monadnock Trust, Brian James may be deemed to beneficially own the shares of Common Stock held by the 2009 Trusts and the Monadnock Trust, but he disclaims beneficial ownership of the shares of Common Stock held by the 2009 Trusts and the Monadnock Trust.

Arctic Coast

Landon T. Clay owned 50% of the outstanding shares of Arctic Coast Petroleums, Ltd., a corporation organized under the laws of Alberta, Canada (“Arctic Coast”). Thomas M. Clay is a director of Arctic Coast. Arctic Coast owns an aggregate of 807,250 shares of Common Stock. On October 22, 2009, Landon T. Clay transferred his ownership in Arctic Coast to the CF 2009 Trust. The transfer was made as a gift to the CF 2009 Trust without payment or receipt of any consideration by Landon T. Clay or the CF 2009 Trust. Thomas M. Clay, Richard T. Clay and Brian James are the trustees of the CF 2009 Trust, and Thomas M. Clay and Richard T. Clay have remainder beneficial interests in the assets held by the CF 2009 Trust. Brian James may be deemed to beneficially own the shares of Common Stock held by the CF 2009 Trust, but he disclaims beneficial ownership of such shares of Common Stock. Landon T. Clay is the donor of the CF 2009 Trust and has the right to substitute property of equivalent value for shares of Common Stock held by the CF 2009 Trust.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 10 of 14 Pages

LTC Corporation

LTC Corporation is wholly owned by Landon T. Clay. The shares of Common Stock held by LTC Corporation were received as part of a partnership distribution from a limited partnership of which LTC Corporation was a limited partner.

Winter Place

On April 7, 2011, Winter Place Associates, a general partnership, of which each of Landon T. Clay and Thomas M. Clay has a partnership interest, purchased an aggregate of 10,000 shares of Common Stock. On December 8, 2015, Winter Place Associates distributed all 10,000 of these shares to its partners, whereby each of Landon T. Clay and Thomas M. Clay received 720 shares of Common Stock as their proportionate share of this distribution.

Monadnock Trust

Landon T. Clay is the donor of the assets of the Monadnock Trust. In connection with the formation of the Monadnock Trust, Landon T. Clay transferred 93,269 shares of Common Stock into the Monadnock Trust. The remainder of the shares of Common Stock held by the Monadnock Trust was acquired by the Monadnock Trust in open market and private placement transactions. Brian James is a trustee of the Monadnock Trust. Thomas M. Clay has a remainder beneficial interest in the assets held by the Monadnock Trust. Landon T. Clay provides investment advisory services to the Monadnock Trust.

2009 Trusts

On June 8, 2015, pursuant to the Amended and Restated Term Loan Agreement, dated June 8, 2015, by and among the Company, the LTC 2009 Trust, the CF 2009 Trust and the other parties thereto (the “Amended and Restated Term Loan Agreement”), the LTC 2009 Trust and the CF 2009 Trust acquired warrants to purchase up to 5,967,000 and 1,533,000 shares of Common Stock, respectively (the “2015 Warrants”). The Warrants are exercisable beginning December 8, 2015 and expire on June 8, 2020.

On November 21, 2016, pursuant to the Second Amended and Restated Term Loan Agreement, dated November 21, 2016, by and among the Company, the 2009 Trusts and the other parties thereto (the “Second Amended and Restated Term Loan Agreement”), the LTC 2009 Trust and the CF 2009 Trust acquired warrants to purchase up to 4,773,600 and 1,226,400 shares of Common Stock, respectively (the “2016 Warrants”). The Warrants are exercisable beginning November 21, 2016 and expire on November 21, 2021.

2016-2 GRAT

On January 14, 2016, Landon T. Clay transferred an aggregate of 17,047,739 shares of Common Stock into the LTC 2016-2 GRAT for estate planning purposes. The transfer was made as a gift to the 2016-2 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2016-2 GRAT. On January 24, 2017, Landon T. Clay transferred an aggregate of 6,884,444 shares of Common Stock from the 2016-2 GRAT to himself in satisfaction of the annuity payment required by the terms of the 2016-2 GRAT. Thomas M. Clay is the sole trustee of the 2016-2 GRAT and has the power to vote the shares of Common Stock held by the 2016-2 GRAT. Thomas M. Clay disclaims beneficial ownership of the shares of Common Stock owned by the GRAT.

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended by adding the following after the last paragraph thereof:

On January 24, 2017, Landon T. Clay transferred an aggregate of 6,884,444 shares of Common Stock from the 2016-2 GRAT to himself in satisfaction of the annuity payment required by the terms of the 2016-2 GRAT. Thomas M. Clay is the sole trustee of the 2016-2 GRAT and has the power to vote the shares of Common Stock held by the 2016-2 GRAT. Thomas M. Clay disclaims beneficial ownership of the shares of Common Stock owned by the GRAT.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 11 of 14 Pages

Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)        According to the Company’s Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 9, 2016, 111,048,683 shares of Common Stock were outstanding as of November 9, 2016.

Landon T. Clay is the father of Thomas M. Clay and Richard T. Clay.

Landon T. Clay may be deemed to own beneficially an aggregate of 32,732,386 shares of Common Stock, which constitute 26.3% of such class of securities. This total includes (i) 6,884.444 shares of Common Stock held directly by Landon T. Clay (ii) 26,114 shares of Common Stock held by LTC Corporation, (iii) 4,663 shares of Common Stock held in an individual retirement account, (iv) 807,250 shares of Common Stock held by Arctic Coast, (v) 2,351 shares of Common Stock held by Landon T. Clay’s spouse, Lavinia D. Clay, (vi) 1,344,269 shares of Common Stock held by the Monadnock Trust, (vii) 10,163,295 shares of Common Stock held by the 2016-2 GRAT, (viii) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (ix) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust. Each of Landon Clay’s four sons, including Thomas M. Clay and Richard T. Clay, has a remainder beneficial interest in the Monadnock Trust and the 2009 Trusts. East Hill Management Company, LLC, of which Landon T. Clay is a principal, provides investment advisory services to the Monadnock Trust. Landon T. Clay disclaims beneficial ownership of the shares of Common Stock held by his spouse, Lavinia D. Clay, the shares of Common Stock held by Arctic Coast, and the shares of Common Stock held by the Monadnock Trust.

Thomas M. Clay may be deemed to own beneficially an aggregate of 26,384,195 shares of Common Stock, which constitute 21.2% of such class of securities. This total includes (i) 1,806,400 shares of Common Stock held directly by Thomas M. Clay, (ii) 807,250 shares of Common Stock held by Arctic Coast, (iii) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust, (iv) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust, (v) 107,250 shares of Common Stock issuable upon the exercise of options to purchase Common Stock at an exercise price of $0.58 CAD per share and (vi) 10,163,295 shares of Common Stock held by the 2016-2 GRAT. Thomas M. Clay disclaims beneficial ownership of the GRAT Shares.

Richard T. Clay may be deemed to own beneficially an aggregate of 15,812,928 shares of Common Stock, which constitute 12.7% of such class of securities. This total includes (i) 1,505,678 shares of Common Stock held directly by Richard T. Clay, (ii) 807,250 shares of Common Stock held by Arctic Coast, (iii) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (iv) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust.

Brian James may be deemed to own beneficially an aggregate of 15,651,519 shares of Common Stock, which constitute 12.6% of such class of securities. This total includes (i) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust, (ii) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust, (iii) 807,250 shares of Common Stock held by Arctic Coast and (iv) 1,344,269 shares of Common Stock held by the Monadnock Trust. Brian James is a trustee of each of the 2009 Trusts and the Monadnock Trust, as well as the trustee of the beneficial owner of Arctic Coast. Brian James disclaims beneficial ownership of the shares of Common Stock held by the 2009 Trusts, Arctic Coast and the Monadnock Trust.

The LTC 2009 Trust beneficially owns an aggregate of 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust, which constitute 8.8% of such class of securities.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 12 of 14 Pages

The 2016-2 GRAT beneficially owns an aggregate of 10,163,295 shares of Common Stock, which constitute 9.2% of such class of securities.

(b)

(i)

(A)        Landon T. Clay has sole voting and dispositive power of 6,915,221 shares of Common Stock.

(B)        Thomas M. Clay has sole voting and dispositive power of 1,913,650 shares of Common Stock, including 107,250 shares of Common Stock issuable upon the exercise of options.

(C)        Richard T. Clay has sole voting and dispositive power of 1,505,678 shares of Common Stock.

(D)        Brian James has sole voting and dispositive power of 0 shares of Common Stock.

(E)        The LTC 2009 Trust has sole voting and dispositive power of 10,740,600 shares of Common Stock.

(F)        The 2016-2 GRAT has sole voting and dispositive power of 10,163,295 shares of Common Stock.

(ii)

(A)        Landon T. Clay may be deemed to share voting and dispositive power over 25,817,165 shares of Common Stock which consist of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 2,351 shares of Common Stock held by his spouse, Lavinia D. Clay, (iii) 1,344,269 shares of Common Stock held by the Monadnock Trust, (iv) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust, (v) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust and (vi) 10,163,295 shares of Common Stock held by the 2016-2 GRAT. Landon T. Clay disclaims beneficial ownership of the shares of Common Stock held by his spouse, Lavinia D. Clay, the shares of Common Stock held by Arctic Coast, and the shares of Common Stock held by the Monadnock Trust.

(B)        Thomas M. Clay may be deemed to share voting and dispositive power over 24,470,545 shares of Common Stock which consist of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust, (iii) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust and (iv) 10,163,295 shares of Common Stock held by the 2016-2 GRAT.

(C)        Richard T. Clay may be deemed to share voting and dispositive power over 14,307,250 shares of Common Stock which consist of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (iii) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 13 of 14 Pages

(D)        Brian James may be deemed to share voting and dispositive power over 15,651,519 shares of Common Stock which consist of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 1,344,269 shares of Common Stock held by the Monadnock Trust, (iii) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (iv) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust.

(E)        The LTC 2009 Trust has shared voting and dispositive power of 0 shares of Common Stock.

(F)        The 2016-2 GRAT has shared voting and dispositive power of 0 shares of Common Stock.

(c)        On January 24, 2017, Landon T. Clay transferred an aggregate of 6,884,444 shares of Common Stock from the 2016-2 GRAT to himself in satisfaction of the annuity payment required by the terms of the 2016-2 GRAT. Thomas M. Clay is the sole trustee of the 2016-2 GRAT and has the power to vote the shares of Common Stock held by the 2016-2 GRAT. Thomas M. Clay disclaims beneficial ownership of the shares of Common Stock owned by the GRAT.

(d)        Inapplicable.

(e)        Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There have been no material changes to the information previously reported under Item 6 in the Schedule 13D with respect to the Reporting Persons.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint filing agreement, dated as of February 12, 2010, by and between Landon T. Clay and Thomas M. Clay.*

Exhibit 2	Joint filing agreement, dated as of April 24, 2012, by and between Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust.**

Exhibit 3	Transaction Agreement, dated June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 4	Voting and Support Agreement, dated as of June 8, 2014.***

Exhibit 5	Standby Purchase Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 6	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 7	Amended and Restated Registration Rights Agreement, dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 8	Form of Share Purchase Warrants of Golden Queen Mining Co. Ltd., dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 9	Joint Filing Agreement, dated as of December 18, 2015, among Landon T. Clay, Thomas M. Clay, Brian James and the Landon T. Clay 2009 Irrevocable Trust.****

SCHEDULE 13D

CUSIP NO. 38115J100	Page 14 of 14 Pages

Exhibit 10	Joint Filing Agreement, dated as of January 27, 2016, among Landon T. Clay, Thomas M. Clay, Brian James, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust.*****

Exhibit 11	Joint Filing Agreement, dated as of December 2, 2016, among Landon T. Clay, Thomas M. Clay, Brian James, Richard T. Clay, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust.******

Exhibit 12	Form of Share Purchase Warrants of Golden Queen Mining Co. Ltd., dated as of November 21, 2016 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on November 25, 2016).

__________

*Included as an exhibit to the Schedule 13D/A filed on February 2, 2010.

**Included as an exhibit to the Schedule 13D/A filed on April 25, 2012.

***Included as an exhibit to the Schedule 13D/A filed on June 18, 2014.

**** Included as an exhibit to the Schedule 13D/A filed on December 18, 2015.

***** Included as an exhibit to the Schedule 13D/A filed on January 27, 2016.

****** Included as an exhibit to the Schedule 13D/A filed on December 2, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2017	LANDON T. CLAY

	By:	/s/ Landon T. Clay
Landon T. Clay

February 2, 2017	THOMAS M. CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay

February 2, 2017	BRIAN JAMES

	By:	/s/ Brian James
Brian James

February 2, 2017	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

February 2, 2017	LANDON T. CLAY 2016-2 ANNUITY TRUST U/A DATED JANUARY 14, 2016

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

February 2, 2017	RICHARD T. CLAY

	By:	/s/ Richard T. Clay
Richard T. Clay